EXHIBIT 10(xx)

Severance Pay Plan for Level 2 and Level 3 Executives

The Severance Pay Plan for Level 2 and Level 3 Executives ("Plan") provides benefits in certain instances to Participants who are employed by The Clorox Company ("Clorox") or an affiliate (collectively, the "Company") and whose employment is involuntarily terminated.

Article I   Definitions

1.1   "Affiliate" means any corporation or other entity which, now or hereafter, directly or indirectly owns, is owned by or is under common ownership of a party. "Owned" for purposes of determining Affiliates means ownership of more than fifty percent (50%) of the equity or other ownership interest having the power to vote on or direct the affairs of such corporation or other entity.

1.2   "Base Salary" means the annual base salary of the Participant.

1.3   "Benefit Period" means for Participants with less than 5 Years of Service, 0.50; for Participants with 5 or more Years of Service, 1.0.

1.4   "Board" means the Board of Directors of the Company.

1.5   "Bonus" means for Level Two Executives the average of the last 3 annual bonuses that the Participant received from the Company under the Company's Annual Incentive Plan and means for Level Three Executives the average of the last 3 annual bonuses that the Participant received under the Company's Annual Incentive Plan or Sales Added Compensation Plan, as the case may be, provided, however, 1) if the Participant has received only 2 annual bonuses, it shall mean the average of those 2 bonuses and the Participant's First Year Bonus Target, 2) if the Participant has received only 1 annual bonus, it shall mean the average of that annual bonus and the Participant's First Year Bonus Target multiplied by 2, and 3) if the Participant has not received an annual bonus, it shall mean the Participant's First Year Bonus Target.

1.6   "Bonus Target" means for Level 2 Executives the annual bonus that the Participant would have received under the Company's Annual Incentive Plan, if the target goals had been achieved, and means for Level 3 Executives, the annual bonus that the Participant would have received under the Company's Annual Incentive Plan or Sales Added Compensation Plan, as the case may be, if the target goals had been achieved.

1.7   "Cause" means 1) the willful and continued failure of the Participant substantially to perform the Participant's duties with the Company (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to the Participant by the Chief Executive Officer or a member of the Clorox Management Executive Committee, which specifically identifies the manner in which the sender believes that the Participant has not substantially performed the Participant's duties; or 2) the willful engaging by the Participant in illegal conduct or gross misconduct which is materially and demonstrably injurious to the Company.

No act or failure to act on the part of the Participant shall be considered to be "willful" unless it is done, or omitted to be done, by the Participant in bad faith or without reasonable belief that the Participant's action or omission was in the best interests of the Company. Any act or failure to act based upon authority given pursuant to a resolution duly adopted by the Board or upon the instructions of the Chief Executive Officer or a member of the Clorox Management Executive Committee or based upon the advice of counsel for the Company shall be conclusively presumed to be done or omitted to be done by the Participant in good faith and in the best interests of the Company. The cessation of employment of the Participant shall not be deemed to be for Cause unless and until the Chief Executive Officer, Vice President of Human Resources and General Counsel unanimously agree that, in their good faith opinion, the Participant is guilty of the conduct described in subparagraph 1) or 2) above, and so notify the Participant specifying the particulars thereof in detail.

1.8 "Change of Control" means

A. The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 30%, or in the case of Henkel KGaA or any person or entity controlled by it ("Henkel"), more than the percentage of the Company's issued common stock agreed to in paragraph 4(a) of the June 18, 1981 agreement between the Company and Henkel, as amended, of either (i) the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this subsection A, the following acquisitions shall not constitute a Change of Control; (i) any acquisition directly from the Company, (ii) any acquisition by the Company, including any acquisition which by reducing the number of shares outstanding, is the sole cause for increasing the percentage of shares beneficially owned by any such Person or by Henkel to more than the applicable percentage set forth above, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the company or any corporation controlled by the Company or (iv) any acquisition by any corporation pursuant to a transaction which complies with clauses (i), (ii) and (iii) of subsection (C) of this Section 1.8; or

B.   Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board, and if Henkel is not the acquiring person, any individual nominated as a representative of Henkel pursuant to the agreement between Henkel and the Company dated July 16, 1986, shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

C.   Consummation by the Company of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of assets of another corporation (a "Business Combination"), in each case, unless, following such Business Combination, (i) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (ii) no Person (excluding any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (iii) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

D.   Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

1.9   "First Year Bonus Target" means the Participant's Bonus Target as of June 30 for the first fiscal year in which he met the definition of "Participant" hereunder.

1.10   "General Release" means a general release of all claims in a form prescribed by the Company.

1.11   "Good Reason" means

      A.   The assignment to the Participant of any duties inconsistent in any respect with the Participant's position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as they existed at any time during the 120-day period immediately preceding the Change of Control, or any other action by the Company which results in a diminution in such position, authority, duties or responsibilities, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by the Participant; or

      B.   Any reduction by the Company of the Participant's Base Salary or bonus target, other than an isolated, insubstantial and inadvertent failure not occurring in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by the Participant; or

      C.   The Company's requiring the Participant to be based at any office or location more than 50 miles from that at which the Participant was based immediately prior to the Change of Control or the Company's requiring the Participant to travel on Company business to a substantially greater extent than required immediately prior to the Change of Control; or

      D.   Any purported termination by the Company of the Participant's employment other than for Cause.

Any good faith determination of "Good Reason" made by the Employee shall be conclusive.

1.12   "Level Three Executive" means a Participant who is in salary grade 30 or 31.

1.13   "Level Three Misconduct" means that the Participant 1) willfully neglects significant duties he is required to perform or willfully violates material Company policy, and, after being warned in writing, continues to neglect such duties or continues to violate the specified Company policy; 2) commits a material act of dishonesty, fraud, misrepresentation or other act of moral turpitude; 3) exhibits gross negligence in the course of employment, 4) fails to obey a lawful direction of a corporate officer to whom he reports, directly or indirectly; or 5) acts in any other manner inconsistent with the Company's best interests and values.

1.14   "Level Two Executive" means a Participant who is in salary grade Ex.

1.15   "Level Two Misconduct" means that the Participant 1) willfully neglects significant duties he is required to perform or willfully violates material Company policy, and, after being warned in writing, continues to neglect such duties or continues to violate the specified Company policy; 2) commits a material act of dishonesty, fraud, misrepresentation or other act of moral turpitude; 3) exhibits gross negligence in the course of employment, 4) fails to obey a lawful direction of the Board; or 5) acts in any other manner inconsistent with the Company's best interests and values.

1.16   "Medical Insurance Coverage" shall mean any medical, dental, vision and prescription drug insurance coverage offered by the Company to its salaried employees.

1.17   "Participant" means a regular salaried employee of the Company scheduled to work more than 20 hours per week who is 1) a Vice President, but who is not a member of the Clorox Management Executive Committee, or 2) an Associate General Counsel of Clorox.

1.18   "Retirement Benefits" means benefits under any or all of the following plans: plans providing medical benefits for retirees, SERP and the 1996 Stock Incentive Plan (or successor plan).

1.19   "Separation Date" means the last day a Participant is employed by the Company.

1.20   "SERP" means the Supplemental Executive Retirement Plan.

1.21   "Welfare Benefit Plans" shall mean all welfare benefit plans, practices, policies and programs provided by the Company (including, without limitation, medical, prescription drugs, disability, life and accident insurance plans and programs).

1.22   "Year of Service" means a consecutive or non-consecutive 12-month period, including approved leaves of absence, beginning on the first date that a Participant performs an hour of service for the Company. If a Participant separates service from the Company and is rehired within a 12-month period, any period of less than 12 consecutive months during which the Participant does not perform an hour of service will be counted when computing Years of Service. A 12-month or longer period of severance will not be counted when computing Years of Service.

1.23   Other Definitions.

Accounting Firm	Section 4.2
Business Combination	Section 1.8
Claimant	Section 5.5
Clorox	Recital
Code	Section 4.1
Company	Recital
Exchange Act	Section 1.8

Excise Tax	Section 4.1
Fiduciary	Section 6.1
Gross-Up Payment	Section 4.1
Henkel	Section 1.8
Incumbent Board	Section 1.8
Maximum Amount	Section 4.5
Nonqualified Plans	Section 2.3
Outstanding Company Common Stock	Section 1.8
Outstanding Company Voting Securities	Section 1.8
Owned	Section 1.1
Payment	Section 4.1
Person	Section 1.8
Plan	Recital
Underpayment	Section 4.2

Article II   Level Two Executive Benefits

2.1   The Company may terminate the employment of any Level Two Executive at any time for any reason. The Company's progressive discipline policy and practice do not apply to Level Two Executives.

2.2   A Participant who is a Level Two Executive whose employment with the Company is involuntarily terminated other than for Level Two Misconduct is entitled to receive the benefits described below:

A.   An amount equal to the Participant's Base Salary as of his Separation Date.

B.   An amount equal to the Participant's Bonus plus the Participant's Bonus multiplied by a fraction, the numerator of which is the number of days in the current fiscal year through the Separation Date and the denominator of which is 365, multiplied by 75%.

C.   If the Participant as of the Separation Date is at least age 54 and has at least 9 Years of Service, benefit credits and service accruals (based on the Participant's total compensation as of the Separation Date) for the purpose of the SERP and service accruals for the purpose of all other Retirement Benefits will continue for a period of 1 year. If as of the Separation Date the Participant's age and Years of Service, each measured in whole years, equal 73, service accruals for the purpose of the Company's plans providing medical benefits for retirees will continue for a period of 1 year.

D.   The Participant shall be entitled to participate in Medical Insurance Coverage, as if the Participant were an employee of the Company, for a period of 1 year from his Separation Date, provided that the Participant promptly pays the Company the then amount of the employee contribution therefor and provided further, that such

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Medical Insurance Coverage shall be secondary to medical and/or dental coverage provided to the Participant by a subsequent employer and that the Participant makes every good faith effort to participate in any such coverage. For any period during which the Participant does not make such a good faith effort the Participant's Medical Insurance Coverage hereunder shall be completely suspended. If medical and dental benefit coverage ceases to be provided by the subsequent employer, Participant may have Medical Insurance Coverage from the Company become his primary coverage again. Any period of participation hereunder shall not be subtracted from the period of months for which the Participant is eligible for benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985.

          E.   The Participant shall be entitled to purchase the Company-leased automobile, if any, being used by the Participant prior to termination at the "buyout amount" specified by the vehicle's lessor.

          F.   If the Participant was entitled to receive financial planning and/or tax preparation benefits immediately before the Separation Date, the Company shall continue to provide the Participant with such financial planning and/or tax return preparation benefits with respect to the calendar year in which the Separation Date occurs (including without limitation the preparation of income tax returns for that year), on the same terms and conditions as were in effect immediately before the Separation Date.

     2.3   A Participant who is a Level Two Executive who within 24 months of a Change of Control 1) is terminated by the Company other than for Cause or 2) terminates for Good Reason shall be entitled to receive the benefits described below:

          A.   An amount equal to the Participant's Base Salary as of his Separation Date multiplied by 2.

          B.   An amount equal to the Participant's Bonus multiplied by 2 plus the Participant's Bonus multiplied by a fraction, the numerator of which is the number of days in the current fiscal year through the Separation Date and the denominator of which is 365.

          C.   An amount equal to the difference between (a) the actuarial equivalent of the aggregate benefits under the Company's qualified pension and profit-sharing plans and any excess or supplemental pension and profit-sharing plans in which the Participant participates (collectively, the "Nonqualified Plans") which the Participant would have been entitled to receive if the Participant's employment had continued for 2 years beyond the Separation Date, assuming (to the extent relevant) that the Participant's compensation during such period would have been equal to the Participant's compensation as in effect on the Separation Date, and that employer contributions to the Participant's accounts in the Nonqualified Plans during the 2 year period after the Separation Date would have been equal to the average of such contributions for the 3 years immediately preceding the Separation Date, and (b) the actuarial equivalent of the Participant's actual aggregate benefits (paid or payable), if any, under the Nonqualified

Plans as of the Separation Date (the actuarial assumptions used for purposes of determining actuarial equivalence shall be no less favorable to the Participant than the most favorable of those in effect under the Nonqualified Plans on the Separation Date and the date of the Change of Control).

        D.   The Participant shall be entitled to participate in Welfare Benefit Plans, as if the Participant were an employee of the Company, for a period of 2 years from his Separation Date, provided that the Participant promptly pays the Company the then amount of the employee contribution therefor and provided further, that such Welfare Benefit Plan coverage shall be secondary to welfare benefit plan coverage provided to the Participant by a subsequent employer and that the Participant makes every good faith effort to participate in any such coverage. For any period during which the Participant does not make such a good faith effort the Participant's Welfare Benefit Plan coverage hereunder shall be completely suspended. If welfare benefit plan coverage ceases to be provided by the subsequent employer, Participant may have Welfare Benefit Plan coverage from the Company become his primary coverage again. Any period of participation hereunder shall not be subtracted from the period of months for which the Participant is eligible for benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985.

        E.   The Participant shall be entitled to purchase the Company-leased automobile, if any, being used by the Participant prior to termination at the "buyout amount" specified by the vehicle's lessor.

        F.   If the Participant was entitled to receive financial planning and/or tax preparation benefits immediately before the Separation Date, the Company shall continue to provide the Participant with such financial planning and/or tax return preparation benefits with respect to the calendar year in which the Separation Date occurs (including without limitation the preparation of income tax returns for that year), on the same terms and conditions as were in effect immediately before the Separation Date (disregarding for all purposes of this clause F any reduction or elimination of such benefits that was the basis of a termination of employment by the Participant for Good Reason).

     2.4   A Participant who is entitled to benefits under both Sections 2.2 and 2.3 shall receive benefits under Section 2.3 only.

     2.5   A Participant shall not be entitled to benefits under this Article II unless he executes and does not revoke a general release. The cash benefits described in this Article II shall be paid in a lump sum within 30 days after the Participant signs the general release. All benefits are subject to taxes and withholding.

     2.6   If a Participant is the prevailing party in a dispute relating to section 2.3, the Company shall reimburse the Participant for his attorneys' fees related to such dispute.

Article III   Level Three Executive Benefits

3.1   The Company may terminate the employment of any Level Three Executive at any time for any reason. The Company's progressive discipline policy and practice do not apply to Level Three Executives.

3.2   A Participant who is a Level Three Executive whose employment with the Company is involuntarily terminated other than for Level Three Misconduct is entitled to receive the benefits described below:

A.   An amount equal to 3 weeks of Base Salary for each Year of Service, prorated for partial Years of Service, but not less than 6 months or more than 1 year in total.

B.   If the Participant as of the Separation Date is at least age 54 1/2 and has at least 9 1/2 Years of Service, service accruals for the purpose of plans providing medical benefits for retirees will continue for a period of 6 months.

C.   The Participant shall be entitled to participate in Medical Insurance Coverage, as if the Participant were an employee of the Company, for a period of 6 months from his Separation Date, provided that the Participant promptly pays the Company the then amount of the employee contribution therefor and provided further, that such Medical Insurance Coverage shall be secondary to medical and/or dental coverage provided to the Participant by a subsequent employer and that the Participant makes every good faith effort to participate in any such coverage. For any period during which the Participant does not make such a good faith effort the Participant's Medical Insurance Coverage hereunder shall be completely suspended. If medical and dental benefit coverage ceases to be provided by the subsequent employer, Participant may have Medical Insurance Coverage from the Company become his primary coverage again. Any period of participation hereunder shall not be subtracted from the period of months for which the Participant is eligible for benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985.

D. The participant shall be entitled to purchase the Company-leased automobile, if any, being used by the Participant prior to termination at the "buyout amount" specified by the vehicle's lessor.

3.3   A Participant who is a Level Three Executive who within 24 months of a Change of Control is 1) terminated by the Company other than for Cause or 2) terminates for Good Reason shall be entitled to receive the benefits described below:

A.   An amount equal to the Participant's Base Salary multiplied by the Benefit Period applicable to the Participant.

B.	An amount equal to the Participant's Bonus multiplied by the Benefit Period applicable to the Participant.

C.	The Participant shall be entitled to participate in Medical Insurance Coverage as if the Participant were an employee for a period of 12 months from his Separation Date multiplied by the Participant's Benefit Period, provided the Participant promptly pays the Company the amount of the then employee contribution therefor and provided further, that such Medical Insurance Coverage is secondary to medical and/or dental coverage provided to the Participant by a subsequent employer and that the Participant makes every good faith effort to participate in any such coverage. For any period during which the Participant does not make such a good faith effort the Participant's Medical Insurance Coverage hereunder shall be completely suspended. If medical and dental benefit coverage ceases to be provided by the subsequent employer, Participant may have Medical Insurance Coverage from the Company become his primary coverage again. Any period of participation hereunder shall not be subtracted from the period of months for which the Participant is eligible for benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985.

D. The participant shall be entitled to purchase the Company-leased automobile, if any, being used by the Participant prior to termination at the "buyout amount" specified by the vehicle's lessor.

3.4	A Participant who is entitled to benefits under both Sections 3.2 and 3.3 shall receive benefits under Section 3.3 only.

3.5	A Participant shall not be entitled to benefits under this Article III unless he executes and does not revoke a general release. The cash benefits described in this Article III shall be paid in a lump sum within 30 days after the Participant signs the general release. All benefits are subject to taxes and withholding.

**Article IV	Certain Additional Payments by the Company**

4.1	In the event it shall be determined that any payment or distribution by the Company to or for the benefit of the Participant (whether paid or payable or distributed or distributable pursuant to the terms of the Plan or otherwise but determined without regard to any additional payments required under this Article IV) (a "Payment") would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), or any interest or penalties are incurred by the Participant with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the "Excise Tax"), then the Participant shall be entitled to receive an additional payment (a "Gross-Up Payment") in an amount such that after payment by the Participant of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, the Participant retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

4.2   Subject to the provisions of Section 4.3, all determinations required to be made under this Article IV, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by Ernst & Young or such other certified public accounting firm as may be designated by the Participant (the "Accounting Firm"), which shall provide detailed supporting calculations both to the Company and the Participant within 15 business days of the receipt of notice from the Participant that there has been a Payment, or such earlier time as is requested by the Company. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change of Control, the Participant shall appoint another nationally recognized Accounting Firm to make the determination required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder). All fees and expenses of the Accounting Firm shall be borne solely by the Company. Any Gross-Up Payment, as determined pursuant to this Article IV, shall be paid by the Company to the Participant within five days of the receipt of the Accounting Firm's determination. Any determination by the Accounting Firm shall be binding upon the Company and the Participant. As a result of the uncertainty in the application of section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by the Company should have been made ("Underpayment"), consistent with the calculations required to be made hereunder. In the event that the Company exhausts its remedies pursuant to Section 4.3 and the Participant thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of the Participant.

4.3   The Participant shall notify the Company in writing of any claim by the Internal Revenue Service, that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than 10 business days after the Participant is informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. The Participant shall not pay such claim prior to the expiration of the 30-day period following the date on which it gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies the Participant in writing prior to the expiration of such period that it desires to contest such claim, the Participant shall:

(i)   give the Company any information reasonably requested by the Company relating to such claim,

(ii)   take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company,

(iii)   cooperate with the Company in good faith in order effectively to contest such claim, and

(iv)   permit the company to participate in any proceedings relating to such claim;

provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold the Participant harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 4.3, the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct the Participant to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and the Participant agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs the Participant to pay such claim and sue for a refund, the Company shall advance the amount of such payment to the Participant, on an interest-free basis and shall indemnify and hold the Participant harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to payment of taxes for the taxable year of the Participant with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company's control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and the Participant shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

4.4   If, after the receipt by the Participant of an amount advanced by the Company pursuant to Section 4.3, the Participant becomes entitled to receive any refund with respect to such claim, the Participant shall (subject to the Company's complying with the requirements for Section 4.3) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by the Participant of an amount advanced by the Company pursuant to Section 4.3, a determination is made that the Participant shall not be entitled to any refund with respect to such claim and the Company does not notify the Participant in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

4.5   Notwithstanding anything contained in the Plan to the contrary, a Gross-Up Payment shall only be made in the event that application of the gross-up feature would result in the Participant receiving total after-tax Payments of at least 105% of the benefits the Participant would be entitled to receive without becoming subject to the tax imposed by Section 4999 of the Code ("Maximum Amount"). In the event that a Gross-Up Payment under the Plan would result in total after-tax Payments of less than 105% of the Maximum Amount, the Participant's Payments shall be capped at the Maximum Amount. If the Payments become subject to the cap described in this Section 4.5, the amount due to the Participant that represent cash Payments shall be reduced initially and thereafter the Management Development and Compensation Committee of Clorox's Board shall determine how the Payments subject to the cap shall be made.

Article V   Other Important Information

5.1   Plan Administrator. As the Plan Administrator, the Board of Clorox has full discretionary authority to administer and interpret the Plan, including discretionary authority to determine eligibility for participation and for benefits under the Plan and to correct errors. The Plan Administrator may delegate administrative duties to personnel of Clorox and/or an Affiliate. Any such delegation will carry with it the full discretionary authority of the Plan Administrator to carry out these duties. Any determination by the Plan Administrator or its delegate will be final and conclusive upon all persons.

5.2   Assignment. To the fullest extent permitted by law, Plan benefits are not assignable.

5.3   Death of Participant. If a Participant dies after an involuntary termination, the benefit that otherwise would have been payable to the Participant will be paid, in a single sum payment as soon as administratively practicable to the Participant's surviving spouse, or if there is no such spouse, to the Participant's estate.

5.4   Compliance. Plan benefits are conditioned on a Participant's compliance with any confidentiality agreement or release that the Participant has entered into with Clorox and/or with an Affiliate.

5.5   Claims Procedure. If an individual ("Claimant") believes that he or she is entitled to a benefit under the Plan that is greater than the benefit about which the Claimant has received notice under the Plan, the Claimant may submit a written application to the Plan Administrator or its delegate within 90 days of having been denied such a benefit. The Claimant will generally be notified of the approval or denial of this application within 90 days (180 days in unusual circumstances) of the date that the Plan Administrator (or its delegate) receives the application. If the claim is denied, the notification will state specific reasons for the denial and the Claimant will have 60 days to file a signed, written request for a review of the denial with the Plan Administrator (or its delegate). This request will include the reasons for requesting a review, facts supporting the request and any other relevant comments. The Plan Administrator, operating pursuant to its discretionary authority to administer and interpret the Plan and to determine eligibility for benefits under the terms of the Plan, will generally make a final, written determination of the Claimant's eligibility for benefits within 60 days (120 days in unusual circumstances) of receipt of the request for review. The Claimant must exhaust administrative remedies within the Plan before initiating an arbitration proceeding relating to a claim for benefits under the Plan.

5.6   Amendment and Termination. The Board of Clorox, by a signed writing, may amend or terminate this Plan at any time, with or without notice; provided, however, that this Plan may not be amended or terminated to reduce or eliminate benefits that would otherwise be payable under the Plan to Participants as of the date such amendment or termination is approved by the Board of Clorox. In the case of a Change in Control the acquiring Person must assume the Plan. After a Change of Control no amendment may be made to this Section 5.6 and no amendment may be made to the Plan that would reduce or eliminate benefits that would be payable in the future under the Plan to Participants.

5.7   Continued Services. This Plan does not provide a Participant with any right to continue employment with Clorox and/or with an Affiliate or affect the right of Clorox and/or an Affiliate to terminate the services of any individual at any time with or without cause.

5.8   Governing Law. This Plan is intended to be an unfunded welfare benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). To the extent applicable and not preempted by ERISA, the laws of the State of California will govern this Plan.

5.9   Plan Year. The Plan's fiscal records are maintained on a fiscal year basis with a June 30 year end.

5.10   Source of Payments. Benefits payable under the Plan are not funded and are payable only from the general assets of Clorox or the appropriate Affiliate.

5.11   Arbitration. Any controversy relating to the Plan shall be settled by arbitration before a single arbitrator in accordance with the then current commercial arbitration rules of the American Arbitration Association, and judgment on the award rendered by the arbitrator may be entered by any court having jurisdiction thereof. The location of the arbitration shall be San Francisco, California. Service of legal process should be directed to the Legal Services Department of Clorox. Process may also be served on the Corporate Secretary of Clorox. Clorox's employer identification number is 31-0595760. Clorox's address and telephone number are: 1221 Broadway, Oakland, CA 94612, (510) 271-7000. The plan number for this Plan is 506.

Article VI   Statement Of ERISA Rights

6.1   A Participant eligible for benefits under the Plan is entitled to certain rights and protections under ERISA. He may examine (without charge) all Plan documents, including documents filed with the U.S. Department of Labor, at the Human Resources Department of Clorox, 1221 Broadway, Oakland, CA 94612. He may obtain copies of all Plan documents and other Plan information upon written request to the Plan

Administrator. (The document containing this statement constitutes both the Plan document and the summary plan description.) A reasonable charge may be made for such copies.

6.2   In addition to creating rights for certain employees of Clorox and its Affiliates under the Plan, ERISA imposes duties upon the people who are responsible for the operation of the Plan. The people who operate the Plan (called "fiduciaries") have a duty do so prudently and in the interest of employees who are covered by the Plan. No one, including Clorox or any other person, may fire or otherwise discriminate against a Participant in any way to prevent him from obtaining a benefit to which he is entitled under the Plan or from exercising his rights under ERISA. If his claim for a severance benefit is denied, in whole or in part, he must receive a written explanation of the reason for the denial and he has the right to a review of the denial.

6.3   Under ERISA, there are steps a Participant can take to enforce the above rights. For instance, if a Participant requests materials and does not receive them within 30 days, he may file suit in a federal court. In such a case, the court may require the Plan Administrator to provide the materials and to pay him up to $110 a day until he receives the materials, unless the materials were not sent because of reasons beyond the control of the Plan Administrator. If a Participant has a claim that is denied or ignored, in whole or in part, he may submit the claim to the Plan's binding arbitration procedure. If it should happen that Plan fiduciaries misuse the Plan's assets (if any), or if a Participant is discriminated against for asserting his rights, he may seek assistance from the U.S. Department of Labor, or he may submit the matter to the Plan's binding arbitration procedure.

6.4   The arbitrator will decide who will pay the costs of arbitration and legal fees. If a Participant is successful, the arbitrator may order the person he has sued to pay these costs and fees. If he loses, the arbitrator may order him to pay these costs and fees, for example, if it finds that his claim is frivolous.

6.5   If a Participant has any questions about the Plan he may contact the Plan Administrator. If he has any questions about this statement or about his rights under ERISA, he may contact the nearest area office of the Employee Benefits Security Administration Office, U.S. Department of Labor listed in the telephone directory or the Division of Technical Assistance and Inquiries, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210. A Participant may obtain copies of all Plan documents and other Plan information upon written request to the Plan Administrator. A reasonable charge may be made for such copies.